UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SAI.TECH GLOBAL CORPORATION

(Name of Issuer)

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7852T145

(CUSIP Number)

Risheng Li

Sea Meadow House

P.O. Box 116

Road Town, Tortola

British Virgin Islands

+1 6263905318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. G7852T145	Schedule 13D	Page 2 of 6 Pages

1.	Names of Reporting Persons: Energy Science Artist Holding Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: British Virgin Islands
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 9,630,634
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,630,634
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,630,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions): HC

CUSIP No. G7852T145	Schedule 13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), of SAI.TECH Global Corporation (the “Issuer”), a Cayman Islands exempted company. The address of the Issuer’s principal executive office is #01-05 Pearl’s Hill Terrace, Singapore, 168976.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Energy Science Artist Holding Limited, a British Virgin Islands Business Company. (the “Reporting Person”).

(b) The business address of the Reporting Person is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(c) The principal business of the Reporting Person is to serve as a holding company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 29, 2022 (the “Closing Date”), SAI.TECH Global Corporation (f/k/a TradeUP Global Corporation) (the “Issuer”) consummated a business combination (the “Business Combination”) pursuant to the Business Combination Agreement, as amended (the “Business Combination Agreement”), dated September 27, 2021, by and among SAITECH Limited, a Cayman Islands exempted company (“Old SAI”), TradeUP Global Corporation, a Cayman Islands exempted company (“TradeUP”) and TGC Merger Sub, a Cayman Islands exempted company (“Merger Sub”). On the Closing Date, Merger Sub merged with and into Old SAI. The separate corporate existence of Merger Sub ceased, and Old SAI continued as the surviving entity, and as a wholly-owned subsidiary of TradeUP, which was subsequently renamed SAI.TECH Global Corporation.

Immediately prior to the date and time at which all documentation and declarations required under the Cayman Act, duly executed and properly filed, became effective (the “Merger Effective Date”), (1) each Class A Ordinary Share, par value $0.0001 per share, of Old SAI outstanding as of immediately prior to the Merger Effective Date was converted into a right to receive a number of Class A Ordinary Shares, par value $0.0001 per share, determined on the basis of an exchange ratio derived from an implied equity value for Old SAI of $188.0 million and $10.00 per share (the “exchange ratio”), and (2) each Class B Ordinary Share, par value $0.0001 per share, of Old SAI outstanding as of immediately prior to the Merger Effective Date was converted into a right to receive a number of Class B Ordinary Shares, par value $0.0001 per share, determined on the basis of the exchange ratio. As of the Closing Date, the exchange ratio was approximately 0.013376.

In connection with the closing of the Business Combination (the “Closing”), the Reporting Person received 9,630,634 Class B Ordinary Shares in exchange with the rollover of all of its equity into the Issuer.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference, the full text of the Amendment to the Business Combination Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference, the full text of the Second Amendment to the Business Combination Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference, and the Third Amendment to the Business Combination Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

CUSIP No. G7852T145	Schedule 13D	Page 4 of 6 Pages

The Reporting Person may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire Class A Ordinary Shares of the Issuer either in the open market or in private transactions, or dispose of or seek to dispose of all or a portion of its Class B Ordinary shares now owned or hereafter acquired. In addition, the Reporting Person may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the Board of Directors (the “Board”) of the Issuer, other stockholders of the Issuer, and/or other third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons: to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Class A or Class B Ordinary Shares; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer’s capitalization or dividend policy; or other material changes to the Issuer’s business or capital or governance structure. Any action or actions the Reporting Person may undertake with respect to his investment in the Issuer will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the Issuer’s business, prospects, and/or financial condition, the market for the Class A or Class B Ordinary Shares, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Person, and other factors and future developments.

Item 5. Interest in Securities of the Issuer.

(a) See Rows (11) and (13) of the cover pages to this Schedule 13D. The percentage used in Row (13) of the cover page to this Schedule 13D is calculated based upon 9,630,634 Class B Ordinary Shares currently outstanding after the Business Combination.

(b) See Rows (7) through (10) of the cover pages to this Schedule 13D.

(c) Other than as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Ordinary Shares held by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 29, 2022, in connection with the Business Combination, concurrently with Closing, the Issuer, the Sponsor, the Reporting Person, and certain Issuer shareholders entered into a registration rights agreement (the “Registration Rights Agreement”), the form of which is attached hereto as Exhibit 5 and is incorporated herein by reference. Pursuant to the Registration Rights Agreement, among other things, the Issuer agreed to file a registration statement to permit the public resale of all registrable securities held by any party to the Registration Rights Agreement within 30 days of the Closing Date.

On the Closing Date, in connection with the Closing, the Issuer and the Reporting Person entered into a Lock-Up Agreement (the “Lock-Up Agreement”), a form of which is attached hereto as Exhibit 6 and is incorporated herein by reference. Pursuant to the Lock-Up Agreement, the Reporting Person agreed, subject to certain customary exceptions, to certain restrictions on transfer with any Issuer ordinary shares received pursuant to the Business Combination Agreement during the period ending on the first anniversary of the Closing Date. Such ordinary shares are subject to earlier release on the date on which the volume weighted average trading price of Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of such Issuer ordinary shares) and $17.50 per share (with respect to the remaining 50% of such new Issuer ordinary shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after the Closing.

The foregoing descriptions of the Amended and Restated Registration Rights Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as Exhibit 5 and Exhibit 6, respectively.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any Reporting Person and any other person or entity.

The information set forth in Item 3 with respect to the Merger Agreement is incorporated herein by reference.

CUSIP No. G7852T145	Schedule 13D	Page 5 of 6 Pages

Item 7. Material to be filed as Exhibits.

Exhibit 1	Business Combination Agreement, dated as of September 27, 2021, among TradeUP, Merger Sub, and SAI, (incorporated by reference to Exhibit 2.1 to the TradeUP Global Corp. Current Report on Form 8-K (File No. 001-40368), filed with the Securities and Exchange Commission on September 28, 2021).
Exhibit 2	Amendment to the Business Combination Agreement, dated as of October 20, 2021, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated by reference to Exhibit 2.2 to the TradeUP Global Corp. Current Report on Form 8-K (File No. 001-40368), filed with the Securities and Exchange Commission on October 22, 2021).
Exhibit 3	Second Amendment to the Business Combination Agreement dated as of January 26, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated by reference to Exhibit 2.1 to the TradeUP Global Corp. Current Report on Form 8-K (File No. 001-40368), filed with the Securities and Exchange Commission on January 27, 2022).
Exhibit 4	Third Amendment to the Business Combination Agreement dated as of March 22, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated by reference to Exhibit 2.1 to the TradeUP Global Corp. Current Report on Form 8-K (File No. 001-40368), filed with the Securities and Exchange Commission on March 23, 2022).
Exhibit 5	Form of Registration Rights Agreement (incorporated by reference to Annex F to TradeUP Global Corp.’s Registration Statement on Form F-4/A (File No. 333-260418), filed with the Securities and Exchange Commission on April 1, 2022).
Exhibit 6	Form of Lock-up Agreement (incorporated by reference to Annex H to TradeUP Global Corp.’s Registration Statement on Form F-4/A (File No. 333-260418), filed with the Securities and Exchange Commission on April 1, 2022).

[The signature page follows.]

CUSIP No. G7852T145	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2024

ENERGY SCIENCE ARTIST HOLDING LIMITED

/s/ Risheng Li
Risheng Li
Authorized Signatory